07025631

RECEIVED

2007 JUL 31 A 10:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-03138

SUPPL

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was today notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 23 July 2007 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 424.5 pence per share and were also awarded ordinary shares of 2.5p at nil consideration under the Matching Shares element of the same share plan. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares purchased – Partnership Shares	Number of BAE Systems plc Ordinary shares acquired – Matching Shares
Philip Bramwell	29	3
Alastair Imrie	29	3
Ian King	29	4
George Rose	29	3

24 July 2007

PROCESSED

AUG 0 2 2007

THOMSON FINANCIAL

dw 8/1

BAE Systems announces agreement with VT Group

25 July 2007

Introduction

BAE Systems plc ("BAE Systems") announces that it has entered into a legally binding Framework Agreement with VT Group plc ("VT") to establish a joint venture (JV), which will be the UK's premier provider of surface warships and through-life support.

It is intended that the JV will comprise the following assets: BAE Systems Surface Fleet Solutions, which includes surface warship building and surface warship through-life support, VT's surface warship building and through-life support operations and each of BAE Systems' and VT's 50% shareholdings in their existing surface warship through-life support joint venture, Fleet Support Limited ("FSL").

Information on the JV

- The JV will bring together the management and operations of the two leading participants in the UK naval sector, integrating the design, manufacture and support of surface warships.
- The JV will combine BAE Systems' facilities and capabilities at Glasgow, Filton near Bristol and Portsmouth with VT's facilities at Portsmouth. BAE Systems' Barrow facilities, which are primarily focused on submarines, will not be included. It is intended that the JV will subcontract work to Barrow as required.
- The creation of the JV will be a major step forward in the UK defence industry's commitment to the development of the maritime elements of the UK Government's Defence Industrial Strategy, published in December 2005.

The JV will be the UK Government's strategic partner for the design, build and support of future warships. In this context, BAE Systems, VT and the Ministry of Defence (MoD) have today signed a non binding Heads of Terms for a Terms of Business Agreement (ToBA) for the surface warship sector. BAE Systems, VT and the MoD have also today signed Heads of Terms which set out the intended role of the JV in the CVF programme.

The ToBA will set out a 15 year partnering arrangement which will facilitate transformation of the sector through a defined forward workload. This will be achieved through the JV having the leadership of defined future programmes with respect to design, build and through-life support.

Over time, BAE Systems expects that the long term working relationship to be set out in the ToBA between the JV and the MoD will facilitate a better matching of the UK's shipbuild and support capability with the Government's likely future long term requirements. It will allow for efficient resource management across combined facilities and the entire naval ship life cycle from concept to through-life support. It is expected to simplify contracting of warships for the UK Government, to the benefit of both supplier and customer. The JV will also combine resources effectively to pursue export opportunities.

The formation of this JV, together with the new ToBA, will enable significant cost savings to be achieved. A significant proportion of these savings will flow to the benefit of the UK MoD and the Royal Navy in addition to generating enhanced operating efficiencies for the JV.

BAE Systems and VT will have equal Board representation and voting rights in the JV. The underlying economic interest of BAE Systems in the JV will be 55%, while that of VT will be 45%.

Arrangements will be put in place such that, for the period to March 2010, VT will receive enhanced cash distributions from the JV. This enhanced return will be unwound on VT's exit from the JV or otherwise in later years. In recognition of VT's higher relative contribution to profitability in the early years, BAE Systems has agreed that VT will receive priority receipt of the JV's dividends and other cash distributions in the three years to 31 March 2010. Any amount VT receives through the enhancement to their economic rights to dividends and other cash distributions from the JV will be deducted from the value of VT's shareholding in the JV, in the event of an exit, or the dividend allocation in later years' cash distributions if VT remains in the JV. In addition, BAE Systems has agreed to underwrite a proportion of the earnings and cash flow it will be contributing to the JV.

BAE Systems will have the right to call VT's shareholding in the JV after three years from completion (subject to certain conditions). VT will have the right to put its shareholding in the JV on BAE Systems, either in whole or so as to reduce its equity shareholding to between 20 and 24.9 per cent, with effect from any time after one year after completion of the transaction to create the JV (subject to certain conditions). If VT exercises a partial put, it may subsequently exercise a final put in respect of all of its remaining shareholding (subject to certain conditions). VT has stated that its current intention is not to exercise its put option within the next three years. The price in cash which will be payable by BAE Systems on any option exercise will be the subject of negotiation at that time. However, BAE Systems will underwrite a minimum price equivalent to a value of £380m for all of VT's shareholding (subject to certain adjustments).

Interconditional upon the creation of the JV, BAE Systems intends to sell its current 50% shareholding in Flagship Training Limited ("FTL") to VT for up to £75 million (plus interest). £65 million (plus interest) will be payable in cash three years following completion of the transaction or, if earlier, upon VT exiting the JV. Contingent on the development of FTL's business either a further £10 million will be payable by VT or a repayment of £10 million will be made by BAE Systems. In addition, BAE Systems will not have to repay £15.6m of shareholders loans made to it by FTL.

For the year ended 31 December 2006, the businesses to be contributed to the JV by BAE Systems (including its share of FSL) generated sales of £501m, operating profit of £14m and, at 31 December 2006, had gross assets of £141m.

For the year ended 31 March 2007 the businesses to be contributed by VT to the JV (including its share of FSL) generated sales of £254m, operating profit (excluding exceptional and management charge) of £31m and, at 31 March 2007, had gross assets of £211m.

The total sales and operating profit of FSL (100%) for the year ended 31 March 2007 were £122m and £14m respectively and FSL had gross assets of £42m at 31 March 2007.

The total sales and operating profit of FTL (100%) for the year ended 31 March 2007 were £127m and £15m respectively and FTL had gross assets of £65m at 31 March 2007.

This transaction is expected to be neutral on BAE Systems' earnings per share in 2008. This statement should not be interpreted to mean that BAE Systems' earnings per share for 2008 will necessarily match or exceed the historical published earnings per share.

Completion of the transaction is conditional on completion of legally binding ToBA arrangements, the two JV parties entering into a definitive transaction agreement, the receipt of required regulatory clearances and the approval of VT's shareholders. The JV is expected to be established by the end of 2007.

BAE Systems was advised by Gleacher Shacklock for this transaction.

Issued by:

BAE Systems plc

London

END